UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2021

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF nº 02.558.157/0001-62 – NIRE 35.3.0015881-4

NOTICE TO THE MARKET

PARTNERSHIP BETWEEN VIVO AND CDF

Telefônica Brasil S.A. (“Company” or “Vivo”) (B3: VIVT3 / NYSE: VIV), in the form and for the purpose of CVM Instruction 358/2002 (“ICVM 358”), communicates to its shareholders and to the market in general that it has signed a memorandum of understanding with CDF Assistência e Suporte Digital S.A. ("CDF"), for the formalization of a partnership with focus on intensifying the existing commercial relationship between the companies.

Through the partnership with CDF, a company that is a marketplace for residential and technological assistance solutions, Vivo seeks to be reference, in the Brazilian market, in offering technological support services for the connected home, expanding the existing service portfolio through the inclusion of services such as technical support and configuration of Wi-Fi and physical network and installation and configuration of smart devices, which will have strong growth due to the expected evolution of the Internet of Things (IoT).

Within the scope of the partnership, Vivo will have the right to acquire a minority stake in CDF share capital, depending on the achievement of certain goals.

Through this initiative, Vivo reinforces its position as a hub of digital services, meeting all its customers' technology needs, in addition to increasing the Company's participation in high-value businesses.

The transaction is subject to the negotiation and conclusion of the definitive documents within 120 (one hundred and twenty) days, as of the present date, as well as prior approval by the Brazilian antitrust authority.

The Company will keep its shareholders and the market in general informed about the evolution of this partnership, in compliance with the regulations in force.

São Paulo, April 08 th, 2021.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Tel: +55 11 3430 3687

Email: ir.br@telefonica.com

www.telefonica.com.br/ri

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	April 8, 2021	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director